40-33



05046696



AIM INTERNATIONAL MUTUAL FUNDS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

Branch 18
811-06463

February 11, 2005



RECD S.E.C.
FEB 17 2005
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313).

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Petitioner's Notice of Dismissal and Withdrawal** in *Re: Petition of James M. McCoy Requesting a Deposition of A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\McCoy v AIM Advisors\Corr\L-021105SEC.doc
L-021105 (1) vtt

CAUSE NO.: 416-3113-04

IN RE:	§	IN THE DISTRICT COURT OF
	§	
PETITION OF JAMES M. McCOY	§	
	§	COLLIN COUNTY, TEXAS
REQUESTING A DEPOSITION OF	§	
AIM ADVISORS, INC.	§	416TH JUDICIAL DISTRICT

PETITIONER'S NOTICE OF DISMISSALAND WITHDRAWAL

COMES NOW Petitioner, James M. McCoy, and dismisses and withdraws his Rule 202 Petition to take a deposition of AIM Advisors, Inc. in the above-referenced matter.

Respectfully submitted,

GIBSON, McCLURE, WALLACE & WALLACE, L.L.P.



Dennis D. Gibson
State Bar No.: 07861300
8080 North Central Expressway
Suite 1300, LB. 50
Dallas, Texas 75206-1838
(214) 891-8040
(214) 891-8003 - Telecopy
ATTORNEYS FOR PLAINTIFF

CERTIFICATE OF SERVICE

On this 10 day of February, 2005, a true and correct copy of the above and foregoing document was faxed ((214/760-7332) to Donald E. Hill, *Godwin Gruber*, 1201 Elm, Suite 1700, Dallas, Texas 75270-2084.



Dennis D. Gibson